

The Path to Enhanced Value Creation at UniFirst Corporation

December 2025

VOTE THE BLUE PROXY

Disclaimer



THIS PRESENTATION IS FOR DISCUSSION AND INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ENGINE CAPITAL L.P. AND ITS AFFILIATES (COLLECTIVELY, "ENGINE CAPITAL" OR "ENGINE") AS OF THE DATE HEREOF. ENGINE CAPITAL RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AND FOR ANY REASON AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO CORRECT, UPDATE OR REVISE THE INFORMATION CONTAINED HEREIN OR TO OTHERWISE PROVIDE ANY ADDITIONAL MATERIALS.

ALL OF THE INFORMATION CONTAINED HEREIN IS BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO UNIFIRST CORPORATION (THE "COMPANY" OR "UNF"), INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND OTHER SOURCES, AS WELL AS ENGINE CAPITAL'S ANALYSIS OF SUCH PUBLICLY AVAILABLE INFORMATION. ENGINE CAPITAL HAS RELIED UPON AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION, THE ACCURACY AND COMPLETENESS OF ALL DATA AND INFORMATION AVAILABLE FROM PUBLIC SOURCES, AND NO REPRESENTATION OR WARRANTY IS MADE THAT ANY SUCH DATA OR INFORMATION IS ACCURATE. ENGINE CAPITAL RECOGNIZES THAT THE COMPANY MAY POSSESS CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION THAT COULD LEAD IT TO DISAGREE WITH ENGINE CAPITAL'S VIEWS AND/OR CONCLUSIONS AND THAT COULD ALTER THE OPINIONS OF ENGINE CAPITAL WERE SUCH INFORMATION KNOWN. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE RELIABILITY, ACCURACY, FAIRNESS OR COMPLETENESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN, AND ENGINE CAPITAL AND EACH OF ITS MEMBERS, PARTNERS, EMPLOYEES, REPRESENTATIVES AND AGENTS EXPRESSLY DISCLAIM ANY LIABILITY WHICH MAY ARISE FROM THIS PRESENTATION AND ANY ERRORS CONTAINED HEREIN AND/OR OMISSIONS HERE FROM OR FROM ANY USE OF THE CONTENTS OF THIS PRESENTATION.

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Table of Contents

△Engine
CAPITAL

3

I. EXECUTIVE SUMMARY

Engine Has a Strong Reputation as a Long-Term Fundamental Investor and as an Activist

- Engine Capital LP ("Engine" or "we") was founded by Arnaud Ajdler in 2013; the firm currently manages ~$1.2 billion on behalf of endowments, pension funds, foundations, family offices, and high-net-worth individuals.

- We invest in high-quality businesses that have favorable industry dynamics and are undervalued by the market for temporary or fixable reasons.

- **As a mid-cap U.S. company that is undervalued due to poor corporate governance, capital allocation, and operational execution, UniFirst Corporation** ("UNF," "UniFirst" or the "Company") **is an excellent fit for Engine's investment strategy.**

- Since our founding, we have negotiated board representation at 28 public companies, leading to the addition of 46 new directors at these companies.

Engine Uses Activism and Board Representation as a Tool to Create Long-Term Shareholder Value

Select companies where Engine has successfully engaged

   

   

  



UniFirst – Company Overview

($ in millions, except per share data)

- UniFirst is a leading North American provider of uniform rental programs, facility services, and first aid & safety solutions.

- The Company designs, manufactures, rents, cleans, and delivers a wide range of workwear and protective clothing for businesses of all sizes across diverse industries.

- Offerings include uniforms, flame-resistant and high-visibility garments, cleanroom and nuclear protective wear, as well as non-garment facility service products such as floor mats, mops, wiping products, restroom supplies, and cleaning materials. The Company also provides first aid cabinet services, safety supplies, non-prescription medicines, and safety training.

- The Company reports in three segments:

    o **Uniform & Facility Service Solutions:** Core business encompassing design, manufacturing, purchasing, renting, cleaning, and delivery of uniforms and facility service products in the U.S. and Canada, including cleanroom services.

    o **First Aid & Safety Solutions:** Provider of first aid cabinet programs, safety supplies, OTC medicines, and related training services.

    o **Other (Nuclear Division):** Specialized rental, cleaning, and servicing of protective garments and accessories for nuclear industry applications.

Financial Profile	
Share Price	$153.05
Shares	*18.1*
Market Cap	**$2,772.8**
Plus: Debt	0.0
Less: Cash	(209.2)
Enterprise Value	**$2,563.6**

Fiscal Year End	2024A	2025A	2026E
Sales	**$2,427.4**	**$2,432.4**	**$2,485.0**
		0.2%	*2.2%*
EV/ Sales	*1.1x*	*1.1x*	*1.0x*
Adj. EBITDA	**$333.3**	**$336.8**	**$319.7**
Margin	*13.7%*	*13.8%*	*12.9%*
EV/ EBITDA	*7.7x*	*7.6x*	*8.0x*

 Company filings, public materials. FYE August 31st. Market values as of 11/11/25.

6

How We Got Here: Engine Went Out of Its Way to Resolve this Contest Privately. We Did Not Want this Situation to Become Public

We have a ~3.2% stake in the Company. Over the past two months, we have attempted to engage with the Company's Board of Directors (the "Board"), showing flexibility and creativity to resolve the situation privately. It is the Company that made our involvement public by rushing to file its preliminary proxy materials and issuing a press release. If the Board wanted to collaborate, this engagement could have been very different.



11/23 – 10/25

Periodic constructive discussions with the Company concerning its business and other relevant topics.

10/30/25

Engine requests call with management and delivers nomination letter.

10/31/25

Call with management to discuss poor performance and potential solutions; Engine sends a **private** letter to the Board and Trustees outlining Engine's concerns and recommendations to increase shareholder value. Requests meeting with the Board and Trustees.

11/11/25

Engine has a call with Mr. Nowicki, Mr. Pupkin, Mr. Sintros, and Mr. Patrick regarding the private letter sent to the Board. Both sides agree it would be beneficial to try to resolve the proxy contest privately.

11/12/25

Company files its preliminary proxy statement and issues a press release disclosing Engine's director nominations. Engine emails the Board expressing disappointment that the Company went public with its nomination after agreeing it would be better to keep things private the prior day. Engine suggests a potential additional independent director for the Board to consider.

11/14/25

Engine files its preliminary proxy statement.

11/14/25 – 11/24/25

Engine repeatedly tries to engage with the Board and Trustees to find a constructive path to resolve the contest. Suggests increasing the size of the Board to 8 and adding a new independent director as a compromise.

11/24/25

Company files its definitive proxy statement.

11/25/25

Left with no choice, Engine finally issues its first public letter to the Trustees controlling UniFirst calling on them to engage with Engine and initiate a strategic review process.

11/26/25

Engine filed its definitive proxy statement.

Company filings, public materials.

The Company's Fundamental Problem Is its Governance – the Board Is Insulated from Accountability



- The Croatti family continues to control UniFirst. **While the dual-class share structure may have been defensible under Ron Croatti's exceptional leadership, it can no longer be justified.** The reality today is that UniFirst is no longer a family-run business. It is a regular publicly traded corporation overseen by a professional management team. We have heard repeatedly from former employees that the "family culture" that once characterized UniFirst effectively ended with Ron's passing, more than eight years ago. **In other words, the dual-class structure is no longer preserving family values – it is simply preserving control. And that control has become a barrier to accountability, strategic clarity, and value creation.** Under a regular governance structure, the Board and management would have been replaced by shareholders a long time ago because of poor operational results and disastrous share performance.

- The Board's **refusal** to engage with **multiple buyers** over the years is symptomatic of a culture of **entrenchment**, a complete **disregard** for common shareholders, and a sense that typical norms don't apply to the Company, despite the fact that UniFirst's directors have a **fiduciary duty to ALL shareholders**, not just the Croatti family.

- **This Board is playing with the corporate machinery and disenfranchising shareholders.** Directors endorsed (i.) an unusually accelerated meeting date (December 15 vs. mid-January in prior years), (ii.) a virtual-only format, and (iii.) a process that leaves shareholders with minimal time between the filing of the definitive proxy and the vote.

Good governance matters: better governance translates into better performance and a better valuation for all shareholders.

This is a no-risk vote for shareholders: our nominees will not be elected. This is YOUR opportunity to send a message to the Board that the status quo is no longer tolerable.

Using Your Vote to Send a Message Is Powerful – Lyft Case Study

- In 2025, Engine engaged with Lyft, Inc. (Nasdaq: LYFT) ("Lyft") around its governance and its problematic dual-class structure. Engine nominated directors and put a spotlight on this issue.
- Subsequently, on August 14, 2025, Lyft announced that **its controlling shareholders would convert all their Class B shares into common shares on a one-to-one basis. Shares surged ~8% on that announcement.**



Lyft is Starting to Make the Right Moves Thanks to Activist Engine Capital

June 1, 2025

Activist investor Engine Capital recently revealed a small stake in Lyft, amounting to 0.81% ownership. Led by Arnaud Ajdler, a seasoned activist with a background in Crescendo Partners, Engine Capital is known for pushing companies to adopt shareholder-friendly policies. On March 25, Engine publicly disclosed its investment in Lyft, calling for a thorough strategic review, better capital allocation, and the end of Lyft's dual-class share structure.

August 14, 2025

Lyft Announces Updates to Board of Directors and Enhanced Voting and Governance Structures

Co-Founders Logan Green and John Zimmer to Step Down from Lyft Board and Convert Class B Shares Sean Aggarwal Elected Board Chair, Maintaining Board Leadership and Enhancing Independence Lyft, Inc. (Nasdaq: LYFT) today announced that its co-founders, Logan Green, Chair of the ...

Read Release

The Corporate Counsel.net
https://www.thecorporatecounsel.net › blog › 2025/09

Dual Class: Lyft Eliminates its High Vote Shares

Sep 2, 2025 — According to a recent ValueEdge Advisors blog, Green and Zimmer's decision to convert their **Class B** shares reduced their voting power in the ...

Better Governance Translates into Better Performance and Better Valuation for ALL Shareholders

YOUR VOTE MATTERS IF ONLY TO SEND A MESSAGE TO THE BOARD!

Company filings, public materials.

Since Ron Croatti's Passing, Unifirst's Total Shareholder Returns Have Been Abysmal. Yet, It Seems to Us That the Board and the Croatti Trustees Continue to Bury Their Heads in the Sand. This Underperformance Would Not Have Been Allowed to Persist Under a Typical Governance Structure

	Total Shareholder Return (YTD)	Total Shareholder Return (1-Year)	Total Shareholder Return (3-Year)	Total Shareholder Return (5-Year)	Total Shareholder Return (since Mr. Sintros becomes CEO in July 2017)
Total Shareholder Returns					
UNF	(3.0%)	(12.5%)	1.5%	(1.7%)	20.7%
CTAS	6.5%	(7.8%)	98.8%	141.4%	522.0%
Russell 2000	11.0%	11.2%	46.5%	59.6%	90.2%
UNF vs. CTAS	*(9.6%)*	*(4.7%)*	*(97.3%)*	*(143.1%)*	*(501.4%)*
UNF vs. Russell 2000	*(14.0%)*	*(23.7%)*	*(45.0%)*	*(61.3%)*	*(69.5%)*

TSR: Since Steve Became CEO (July 2017 – Current)



Engine believes change at the Board level is warranted given the exceptional stock underperformance.

Total shareholder return calculated as of the close on October 22, 2025. CapitalIQ.

The Board's Unwillingness to Engage with a Credible Buyer (Cintas) Over Multiple Years in the Face of a Stagnant and Underperforming Share Price Raises Concerns around Entrenchment, Violation of Fiduciary Duties, and Poor Business Judgment

It only reinforces the view that the Board and the Croattis are out of touch with reality.



REJECTED
February 2022: Cintas offers $255 per share, a premium of 43%
REJECTED
November 2024: Cintas offers $275 per share, a premium of ~40%
REJECTED
December 3, 2024: Cintas reiterates offers for $275 per share, suggests willingness to increase the price and requests in-person meeting
REJECTED
January 2025: Cintas publicly discloses it has submitted an offer for $275 per share, a premium of 46%
$290.00
$270.00
$250.00
$230.00
$210.00
$190.00
$170.00
$150.00
Jan-22
Jul-22
Jan-23
Jul-23
Jan-24
Jul-24
Jan-25
Jul-25

ΔEngine CAPITAL

Company filings, public materials.

11

Other Shareholders and Sell-Side Analysts Have Publicly Communicated that a Sale Is the Best Risk-Adjusted Path

This year RRAM has been profoundly disappointed with the decisions and actions of UNF's Board and management team. The Board was unwilling to engage in good-faith negotiations with Cintas (CTAS) on its proposed acquisition of UniFirst for $275/share, which represented a substantial premium to the prevailing UNF stock price. RRAM considers this a breach of fiduciary duty and a consequential decision that recklessly ignored the best interests of all shareholders. When UNF confirmed the rejection of the CTAS offer in January 2025, the press release stated: "The UniFirst Board and management team remain confident in the strategy the Company is executing and the opportunities ahead to create significant value." This statement is absurd and delusional based on the company's lackluster operational track record since the passing of former CEO Ron Croatti in 2017 and ignores the significant execution risks inherent in UNF's current plan.

Justin Akin, Senior Portfolio Manager at River Road Asset Management, in a letter to the Board, November 24, 2025

Bigger picture, however, **UniFirst continues to lack a detailed, cohesive, publicly-articulated strategy for returning the business towards mid single digit % revenue growth and high teens % EBITDA margins.** We have written in the past that UniFirst's decision to reject Cintas' (CTAS; OW) unsolicited takeout offer "puts the shortest route to maximum shareholder value creation in the rearview mirror." Today's results suggest that the alternative path may prove bumpy and winding.

J.P. Morgan note following the release of Q4 2025 results, October 23, 2025

UniFirst

Dear Board, our perspective on why we agree with Engine Capital...

...as do the majority of investors we talk to: i.e. Confidence in UNF stand-alone creating shareholder value has gone from low (hence our UW), to very low now given the uncertain macros. And we see no line of sight to UNF reaching anywhere close to the $275/sh offered by CTAS back on 1/7/25.

While we can appreciate the desire to protect a legacy family run business, it's the seeming lack of fundamental prospects that makes us think the board should be evaluating strategic alternatives. We believe UNF simply cannot achieve an equivalent level of strategic value creation on a stand-alone basis - hence our $145 PT vs. the $167 current share price, and vs. CTAS's offer of $275/share. This is exactly why after our first take on a potential combination; (we were) surprised UNF wouldn't engage with CTAS[1] earlier this year (and this surprise was shared by investors, including current and prospective shareholders). The math was compelling,

Barclays note on November 26, 2025

Other Shareholders and Sell-Side Analysts Have Publicly Communicated that a Sale Is the Best Risk-Adjusted Path (Continued)

"By pursuing the current path selected by the Board, UNF is taking significant operational and execution risk given its seven-year trend of anemic operating results. To provide more upside potential for shareholders, RRAM encourages the Board of Directors to explore strategic alternatives for UniFirst. RRAM believes a sale represents the most compelling path to maximize value for all shareholders while eliminating execution risk. To further support our views, RRAM intends to vote for Engine Capital's nominees at the annual meeting scheduled for December 15, 2025"

Justin Akin, Senior Portfolio Manager at River Road Asset Management, in a letter to the Board, November 24, 2025

What This Proxy Contest Is About: Sending a Strong Message to the Board and the Croatti Family that the Status Quo is Untenable

Why is shareholder-driven change justified at UniFirst?

✗ **Significant value destruction**

✗ **Inexperienced Board**

✗ **Problematic governance**

✗ **Operating underperformance**

✗ **Poor capital allocation**

✗ **No credible standalone path to value creation**

What are Engine's goals?

Engine wants the Company to improve its governance, eliminate the dual class structure, add directors with strong experience, and start a review of strategic alternatives to maximize value:

1 Improve governance by eliminating the dual-class share structure and de-staggering the Board

2 Add two directors who possess relevant experience and who are committed to doing the right things for shareholders

3 Announce a formal review of strategic alternatives. Establish a special committee of independent directors to oversee this process

Who are Engine's nominees?

Engine has nominated two highly qualified directors who possess the necessary experience and skillsets to effectively oversee a sale process and maximize the value of UniFirst:

 

Arnaud Ajdler

✓ Public company director
✓ M&A experience
✓ Large common shareholder & experienced public market investor
✓ Governance knowhow

Michael A. Croatti

✓ 35+ years of intimate operational experience at UniFirst
✓ Executive-level industry expertise
✓ Industry relationships with credible buyers
✓ M&A experience

Your VOTE matters. You can send a strong message to the Board that the status quo is untenable. For too long, the views of the common shareholders have been disregarded.

This Is Not What Ron Croatti Would Have Wanted – Carol, Cynthia, Matt, and Cecelia as Trustees Controlling UniFirst Are Destroying Ron's Legacy



As part of our due diligence before investing in UniFirst, we spoke with over a dozen former senior executives who worked closely with the Company's late former CEO, Ron Croatti. While no one can speak for Ron, there was a remarkable consistency in employees' recollections of what mattered to him: **winning in the marketplace, making smart financial decisions for the benefit of the family – especially his children – and keeping his family united.**

Today, under Carol, Cynthia, Matt, and Cecelia's stewardship as Trustees of the trusts that control the Company (the "Trustees" or "Croatti Trustees"), UniFirst is losing ground competitively, which harms employees and customers. Poor financial judgment has cost extraordinary value to the family – the Croattis would be hundreds of millions of dollars wealthier today if the Board had properly handled the recent approach by Cintas. Not surprisingly, this has caused significant divisions within the family.

Every former UniFirst executive we consulted believes a sale is the optimal path and the only viable alternative. No one understands the family's current approach. Several noted their belief that personal desire for control by certain members of the family or management, rather than shareholder value, is now driving the decision-making process. Lastly, many of these individuals were explicit in their belief that **Ron would be devastated by the current state of family discord surrounding UniFirst and its future**.

> **History will judge the Trustees' tenure as stewards of UniFirst harshly. Aldo founded the business. Ron transformed UniFirst into a formidable competitor and an industry leader. Under the Trustees' stewardship, however, the Company has lost its way.**

The Board and Trustees' Failure to Engage Cintas in 2022 Has Cost the Family ~$1.3 Billion in Value. The Board and Trustees Are Making That Same Mistake Again Today by Not Immediately Initiating a Strategic Review Process. We Do Not Believe This Is What Ron Croatti Would Have Wanted

- The Board and the Croattis should consider the following thought experiment. On February 7, 2022, Cintas offered **$255 per share** – a 43% premium at the time. If the Board had agreed to that price (we suspect the Board could have negotiated a higher price) and the Croatti family had elected to take Cintas stock, their shares would be worth today the equivalent of **~$518 per UniFirst share**, given that **Cintas has generated a total shareholder return of 103% (through share price appreciation and dividends)** since then.

- Instead, UniFirst trades for **~$160 per share**. The Croattis' stake, which is today worth around **$568** million, would have been worth close to **$1.84 billion**, a staggering **~$1.3 billion mistake**. The Board and the Croattis are making the same mistake again today by not immediately initiating a strategic review process.



Our Vision to Save UniFirst

Our director candidates are committed to acting in shareholders' best interests, which is to improve governance and initiate a review of strategic alternatives.

☑ **Enhancing governance practices, including eliminating the dual-class share structure and de-staggering the Board.**

☑ **Adding two directors who possess relevant experience and who are committed to working for the benefit of ALL shareholders.**

☑ **Announcing a formal review of strategic alternatives and establishing a special committee of independent directors to oversee the process.**

☑ **Sending a message to the Board and the Croatti family that the status quo and the value destruction are no longer tenable.**

II. DISAPPOINTING SHAREHOLDER RETURNS

The Board Has Overseen Significant Value Destruction Over Every Relevant Period

The Board has had ample time to deliver returns for shareholders, but has failed to do so.

	Total Shareholder Returns				
	Total Shareholder Return (YTD)	Total Shareholder Return (1-Year)	Total Shareholder Return (3-Year)	Total Shareholder Return (5-Year)	Total Shareholder Return (since Mr. Sintros becomes CEO in July 2017)
UNF	(3.0%)	(12.5%)	1.5%	(1.7%)	20.7%
CTAS	6.5%	(7.8%)	98.8%	141.4%	522.0%
Russell 2000	11.0%	11.2%	46.5%	59.6%	90.2%
UNF vs. CTAS	*(9.6%)*	*(4.7%)*	*(97.3%)*	*(143.1%)*	*(501.4%)*
UNF vs. Russell 2000	*(14.0%)*	*(23.7%)*	*(45.0%)*	*(61.3%)*	*(69.5%)*

Engine believes change at the Board level is warranted given the exceptional stock underperformance.

ΔEngine
CAPITAL

Data as of Capital IQ as of 10/22/25.

UniFirst Has Dramatically Underperformed its Closest Peer, Cintas (Nasdaq: CTAS), Since Steve Sintros Became CEO in July 2017. The Contrast in Share Performance Before and After Ron Croatti's Passing Is Striking.

- In the decade prior to Ron Croatti's death, the two companies delivered comparable returns. Since leadership transitioned to Mr. Sintros and Cynthia Croatti, however, UniFirst's stock has largely stagnated while Cintas' has soared – a stark illustration of UniFirst's strategic and operational decline under the current leadership.

TSR: Last 10-years Under Ron (May 2007 – May 2017)	TSR: Since Steve Became CEO (July 2017 – Current)





The stock performance tells the story unmistakably. Since leadership changed in 2017, the Company has delivered deeply disappointing total shareholder returns.

Data as of Capital IQ as of 10/22/25.

III. CORPORATE GOVERNANCE FAILURES

The Board Has Maintained UniFirst's Problematic Dual-Class Share Structure

- The Croatti family retains **control** over the Company with **voting power** of ~70.9% despite owning a much **smaller economic ownership** of ~19.6%.
- This structure limits accountability and insulates directors – it's not surprising that UniFirst's directors are so inexperienced. **Six of the Company's seven directors have no other public company board experience**.
- We believe dual-class share structures are <u>NOT</u> in the best interests of shareholders and are <u>NOT</u> reflective of best-in-class corporate governance practices.
- There are no reasonable arguments to extend super-voting rights.

Institutional Shareholder Services says it best!

PROBLEMATIC CAPITAL STRUCTURE

UniFirst Corporation maintains a multi-class capital structure in which certain classes of stock carry voting rights that are misaligned with the holders' underlying economic interests or have unequal voting rights.

ISS supports a one-share, one-vote capital structure. Multi-class capital structures with unequal voting rights create a misalignment between economic interest and voting rights, which can disenfranchise shareholders holding stock with inferior voting rights. Additionally, multi-class structures can thwart hostile takeovers by concentrating voting power in the hands of insiders.

The multi-class structure is not subject to a reasonable time-based sunset provision and the company is no longer grandfathered under the unequal voting rights policy. Ordinarily, this issue would warrant adverse recommendations with respect to the Governance Committee chair or members. However, due to the classified board structure, the sole Governance Committee member on the ballot, Cecilia McKenney was appointed to the board in May 2024 and should not be held accountable for this issue at this time. As such, no adverse recommendations are warranted.

Institutional Shareholder Services Report on UniFirst, 2025

VOTE RECOMMENDATION

WITHHOLD votes are warranted for incumbent Governance Committee member Michael Iandoli for maintaining a dual-class structure that is not subject to a reasonable time-based provision.

Institutional Shareholder Services Report on UniFirst, 2024

Through this election, shareholders can send a strong signal to the Board that the status quo doesn't work and that the current governance structure is not appropriate.

The Board Seems Content to Ignore the Pitfalls of a Dual-Class Share Structure

The Untenable Case for Perpetual Dual-Class Stock

Virginia Law Review, Volume 103, pp. 585-631, June 2017
Harvard Law School John M. Olin Center Discussion Paper No. 905
Harvard Law School Program on Corporate Governance Discussion Paper 2017-6

48 Pages • Posted: 20 Apr 2017 • Last revised: 30 Aug 2017

Lucian A. Bebchuk
Harvard Law School; European Corporate Governance Institute (ECGI); National Bureau of Economic Research (NBER)

Kobi Kastiel
Tel Aviv University - Buchmann Faculty of Law; Harvard Law School, Program on Corporate Governance; European Corporate Governance Institute (ECGI)

Date Written: April 18, 2017



Harvard Law School Forum on Corporate Governance

Dual-Class Shares: Governance Risks and Company Performance

Posted by Kosmas Papadopoulos, Institutional Shareholder Services, Inc., on Friday, June 28, 2019

- **Differential voting rights are becoming slightly more common**, primarily among small companies, and are highly concentrated in certain industry groups, such as Media & Entertainment. The proportion of companies in the Russell 3000 with differential voting rights is up one percentage point over the last decade.
- **Investors overwhelmingly favor the one-share, one-vote capital structure**, and they express this preference through their voting at general meetings of companies when given the opportunity.
- **Companies with dual-class share structures face more governance challenges** compared to other companies, as they are more likely to exhibit more problematic corporate governance practices.
- **Dual-class share structures do not necessarily offer an edge on performance**, as the results appear inconclusive. Dual-class companies appear more profitable than their peers, but they fail to show significant improvement in performance compared to their counterparts.



U.S. Securities and Exchange Commission

SPEECH

Dual-Class Shares: A Recipe for Disaster

Rick Fleming, Investor Advocate

ICGN Miami Conference, Miami, Florida | Oct. 15, 2019



Public materials. Harvard Law School: Dual-Class Shares: Governance Risks and Company Performance (06/28/19). Harvard Law School: The Untenable Case for Perpetual Dual-Class Stock (04/20/17). SEC.gov: Dual-Class Shares: A Recipe for Disaster (10/15/19).

Shareholders Have Already Spoken Against the Dual-Class Share Structure, But the Board Is Not Doing Anything About It

UNAFFILIATED SHAREHOLDER OPPOSITION TO COMPANY NOMINEE

Director Zemlin is the chair of the nominating and corporate governance committee. At last year's annual meeting, director Pupkin was opposed by nearly 18% of votes cast. However, when excluding shares held by the Croatti Family, this director received withhold votes from nearly 62% of unaffiliated votes cast. We believe that the opposition to Mr. Pupkin may stem from shareholder concern regarding the Company's dual-class share structure, the nature of which inherently precludes holders of the Company's common stock from exercising voting rights in proportion to the economic interest of their shares. Shareholders may also be concerned about the board's lack of sufficient gender diversity, as noted in the table above.

Given the Company's dual-class share structure, we believe that the continuing board service of directors opposed by a majority of common stock shareholders raises concerns about whether the nominating and corporate governance committee is fulfilling its duty to shareholders. To the best of our knowledge, the Company has not disclosed any actions taken in response to this opposition. In our view, directors sit on a board to represent the interests of shareholders, and the committee should heed the voice of shareholders and act to remove directors not supported by those shareholders who own a majority of the economic interest associated with the Company's outstanding shares, or otherwise correct the issues that raised shareholder concern. We do not believe that has been done here.

We believe the nominating and corporate governance committee is charged most directly with responding to shareholder concerns regarding board composition and the chair is responsible for being proactive in responding to unaffiliated shareholders' concerns reflected in the vote results. While we would normally recommend shareholders withhold votes from this director, we note that Mr. Zemlin is not currently standing for election due to the classified board structure.

Glass Lewis report January 2025 annual meeting.

The Board Continues to Fail to Address Material Weaknesses in the Company's Internal Controls for Multiple Consecutive Years

- UniFirst has disclosed in its 10-K for the year ending in August 2025 that it has material weaknesses. The Company has had ineffective internal control over financial reporting since August 2022. This is particularly concerning because Mr. Nowicki has been chairman of the Audit Committee during this period and is now slated to become Chair of the Company. If Mr. Nowicki could not provide the necessary oversight as Audit Chair, we are concerned he won't be able to provide the necessary oversight as Chair of UniFirst.

> *We identified material weakness in our internal control over financial reporting related to certain information technology general controls ("ITGCs") supporting the manage change and manage access processes. If not remediated appropriately and timely, such material weakness could adversely impact our ability to record, process and report financial information accurately, result in loss of investor confidence and have a material adverse impact on our business, results of operations, financial condition and stock price.*

UniFirst 2025 Form 10-K

Institutional Shareholder Services says its best!

Analysis

A material weakness in a company's system of internal controls indicates that there is a reasonable possibility that a material misstatement will not be prevented or detected on a timely basis. Material weaknesses should be corrected promptly after they are identified to ensure that the financial statements presented to investors portray an accurate picture of the company's financial position.

The company has had ineffective internal control over financial reporting since August 2022. In addition, the company was non-timely in the filing of two annual reports within the last two fiscal years. These issues pose serious risks to shareholders and indicate that the audit committee has failed to provide sufficient oversight over the financial reporting process at the company over the past year. As such, withhold votes are warranted for Audit Committee member Sergio Pupkin.

Institutional Shareholder Services Report on UniFirst, 2024

VOTE RECOMMENDATION

WITHHOLD votes are warranted for Audit Committee member Sergio Pupkin for failing to address the material weaknesses in the company's internal controls in consecutive years.

Institutional Shareholder Services Report on UniFirst, 2024



Company filings, public materials.

We Believe the Board Is Playing with the Corporate Machinery to Disenfranchise Shareholders

- The Company filed its definitive proxy statement on November 24, 2025. UniFirst has historically held its annual meeting mid-January. Last year, the annual meeting was held on January 14, 2025. This year, the Board has scheduled the meeting on December 15, 2025, almost a month before the typical timeframe and a mere three weeks after filing its definitive proxy statement.

- We cannot think of another U.S. public company board that has so brazenly advanced the date of its annual meeting in an election contest.

- This is done to jam the process, make it more difficult for Engine to solicit proxies, and make it difficult for proxy advisory services to render an opinion. Given the timeline, ISS is not able to review our presentation, for example.

- The annual meeting will be virtual only, in stark contrast to the prevailing market practice of in-person meetings for contested elections. UniFirst has always held its meetings in person at the corporate headquarters in Wilmington, MA – other than the 2021 annual meeting during the throes of the pandemic.

- This manipulation of the annual meeting timing demonstrates a blatant disregard for the Company's shareholders and the shareholder franchise. We question whether the Croatti Trustees have been manipulating the independent directors to act in a manner that could be violative of their fiduciary duties under Massachusetts law.

- **The Board has endorsed (i.) an unusually accelerated meeting date, (ii.) a virtual-only format, and (iii.) a process that leaves shareholders with minimal time between the filing of the definitive proxy and the vote.**

- These choices go against the most basic tenets of good governance, transparency, and shareholder democracy. Regardless of how one views the ongoing proxy contest, no credible governance framework supports shrinking the shareholder franchise through timing maneuvers and virtual-only access in the middle of a disputed election. **Directors who approve such tactics should be barred from serving on public company boards.**



No Board Should Rely on Advice that Flows through a Conflicted Gatekeeper. Michael Patrick, UniFirst's General Counsel Is Also Cynthia Croatti's Stepson. This Is a Material Conflict.

- UniFirst's general counsel ("GC"), Michael Patrick, plays a central role in advising the Board, selecting and coordinating outside counsel, and shaping what the Board hears from its advisors.

- Given the inherent conflicts between the independent directors and the Croatti family, we are disappointed that the Board is getting its advice from a conflicted general counsel.

- This could explain how the independent directors have been approving terrible governance decisions over the last few weeks.

> **We urge the Board to form a Special Committee of independent directors with its own independent legal and financial advisors to protect the independence and confidentiality of their deliberations. It is inappropriate and could be a violation of the directors' fiduciary duties to be advised by a conflicted GC.**

The Board Has Failed to Engage with Multiple Credible Buyers Over Many Years Despite Not Showing a Credible Standalone Plan to Increase Value Above those Offers. This Is a Failure of Governance.

UniFirst Rejects Elis Offer as Vestis Talks Progress

October 04, 2024 — 05:46 am EDT

Written by **Kirti Tak** for **TipRanks** →

Elis is said to make rebuffed bid for UniFirst amid Vestis talks, Bloomberg reports

Oct 3, 2024 | 10:42 PM

Published: 01.07.25

Cintas Proposes To Acquire UniFirst For $275.00 Per Share In Cash

Cintas Corporation (Nasdaq: CTAS) today announced that it submitted a proposal to the Board of Directors of UniFirst Corporation (NYSE: UNF) to acquire all outstanding common and class B shares of UniFirst for $275.00 per share (the "Proposal") in cash.

NEWS March 25, 2025

Cintas Ends $5.3 Billion Acquisition Bid for UniFirst

The Board Has Failed to Engage with Credible Buyers Despite Poor Standalone Prospects

CINCINNATI, JANUARY 7, 2025 -- Cintas Corporation (Nasdaq: CTAS) today announced that it submitted a proposal to the Board of Directors of UniFirst Corporation (NYSE: UNF) to acquire all outstanding common and class B shares of UniFirst for $275.00 per share (the "Proposal") in cash. The Proposal implies a total value for UniFirst of approximately $5.3 billion and offers UniFirst shareholders a 46% premium to UniFirst's ninety-day average closing price as of January 6, 2025.

The Proposal was initially delivered to the UniFirst Board on November 8, 2024. Despite Cintas' multiple attempts to engage in a collaborative discussion, including a willingness to identify potential sources of additional value that would enable Cintas to increase its offer price and the Company's openness to exploring alternative forms of consideration for the benefit of UniFirst shareholders, UniFirst's Board has refused to meet.

Todd Schneider, President and Chief Executive Officer of Cintas, said, "We firmly believe in the compelling strategic fit between our two companies, and our offer would deliver immediate and compelling value to UniFirst shareholders. The combination would also amplify the benefits of Cintas and UniFirst's ongoing technology investments to drive growth and benefit our collective customers and employee-partners."

"While we would have preferred to have discussions with UniFirst in private, this is the second time in nearly three years that UniFirst has refused our constructive attempts to engage on an extremely compelling offer. Our decision to publicize our Proposal reflects our conviction in the merits of the combination, the value we place on UniFirst and its team and belief that UniFirst shareholders should know the value they stand to realize. We call on the UniFirst Board, its controlling shareholders and management team to immediately engage with us to reach a mutually acceptable definitive agreement that delivers the full value of this combination for shareholders and other stakeholders."

The Board Dismissed Cintas' $275 Per-Share Bid Without Proposing a Credible Superior Standalone Alternative

We are concerned UniFirst's prospects as a standalone company are increasingly challenged. The Board and management have no credible plan to reverse the Company's pattern of worsening profitability and growth amid intensifying competition.

"The standalone prospects of the business are concerning. Cintas is a formidable competitor."

Former UniFirst Employee

Management's long-term targets	Why these targets are unrealistic
Mid-single digit organic growth	■ This assumes churn can be reduced to Cintas-like levels (~6.5% vs. ~9% today), which we view as unrealistic. ■ Due to competitive dynamics, UniFirst can no longer use pricing as a lever to grow, muting future growth prospects. ■ Cintas' "customer buyout" strategy is likely to further depress UniFirst's organic growth.
High teens EBITDA margin	■ The plan assumes 150–200 bps of margin improvement from the ERP rollout – despite UniFirst's track record of poor operational execution. ■ Assumes churn will be reduced to drive higher margins, which we believe is unlikely. ■ The plan assumes improved operational performance under COO Kelly Rooney – an executive with no industry experience and whose last role was in HR. ■ Due to competitive dynamics and tariff-driven cost increases, UniFirst will find it increasingly difficult to raise prices without losing customers – forcing the Company to absorb incremental costs just to retain its base and depressing margins.

UniFirst's Standalone Value

($ in millions, except per share data)

UniFirst's standalone value, <u>even under the most optimistic assumptions</u>, falls far short of Cintas' offer.

- Even if one assumes substantial operational improvements through 2028, the present value of UniFirst does not approach the value Cintas was prepared to pay. While we are concerned about UniFirst's prospects, we have modeled a highly optimistic scenario purely for illustration (for clarity, we do not consider this scenario to be realistic). Even under these highly favorable assumptions, the present value of the Company fails to reach $200 per share – well below Cintas' proposed transaction price.

UNF Standalone Value			
2028 EBITDA	$391.6	$391.6	$391.6
EV/ Fwd EBITDA	*8.0x*	*9.0x*	*10.0x*
Enterprise Value	**$3,133.0**	**$3,524.6**	**$3,916.2**
Plus: Free Cash Flow (2026 & 2027)	230.0	230.0	230.0
Less: Net Debt	209.2	209.2	209.2
Equity Value	**$3,572.1**	**$3,963.8**	**$4,355.4**
Shares Outstanding	*18.1*	*18.1*	*18.1*
Implied Share Price By the End of 2027	**$197.17**	**$218.79**	**$240.40**
Discount Rate	*10%*	*10%*	*10%*
Implied Share Price Discounted Back to Today	**$160.00**	**$177.54**	**$195.08**

 vs. $275 per share

Note: Assumes 2.5% revenue growth through 2028 & 15.0% EBITDA margin by 2028

- When the Company confirmed the rejection of Cintas offer on January 7, 2025, the Company made the following statement: "*The UniFirst Board and management team remain confident in the strategy the Company is executing and the opportunities ahead to create significant shareholder value. The Board and management team are committed to creating value for all shareholders and will continue to take actions to achieve that objective.*" **The Board seems to believe more value can be created through its standalone plan despite the math detailed above.**

Wall Street Analysts Agree – UniFirst's Prospects Did Not Justify Rejecting Cintas' Offer

Wall Street analysts, typically optimistic by nature, have taken a negative stance on the Company, assigning a consensus "Reduce" or "Sell" rating due to concerns about revenue and earnings growth.

- UniFirst's median 12-month price target stands at approximately $165 per share – implying downside from current levels and representing a striking 40% discount to the price offered by Cintas, which the Board chose to reject.

"Dear Board, our perspective on why we agree with Engine Capital…as do the majority of investors we talk to: i.e. Confidence in UNF stand-alone creating shareholder value has gone from low (hence our UW), to very low now given the uncertain macros. And we see no line of sight to UNF reaching anywhere close to the $275/sh offered by CTAS back on 1/7/25. We believe UNF simply cannot achieve an equivalent level of strategic value creation on a stand-alone basis - hence our $145 PT vs. the $167 current share price, and vs. CTAS's offer of $275/share. This is exactly why after our first take on a potential combination; (we were) surprised UNF wouldn't engage with CTAS earlier this year (and this surprise was shared by investors, including current and prospective shareholders). The math was compelling, and culturally we would view CTAS (also a legacy family run business) as a good steward of your asset - especially since they were more than willing to entertain various specific considerations (price, shares, ownership, et. al.) and had even invited Cynthia Croatti to be on the board. Also, looking long term, we think the UNF board should seriously consider the value of scale, supply chain and execution – all three of which CTAS is already doing at the expense of UNF and other competitors in the industry."

Manav Patnaik, Barclays Research (November 2025)

"UniFirst continues to lack a detailed, cohesive, publicly-articulated strategy for returning the business towards mid-single digit % revenue growth and high teens % EBITDA margins. We have written in the past that UniFirst's decision to reject Cintas' unsolicited takeout offer 'puts the shortest route to maximum shareholder value creation in the rearview mirror.' Today's results suggest that the alternative path may prove bumpy and winding."

Andrew C. Steinerman, JP Morgan Research (October 2025)



Wall Street Analysts Agree – UniFirst's Prospects Did Not Justify Rejecting Cintas' Offer (Continued)

BARCLAYS

Equity Research
U.S. Business & Professional Services
26 November 2025

UniFirst

Dear Board, our perspective on why we agree with Engine Capital...

UNDERWEIGHT	
Price (25-Nov-2025)	**USD 167.02**
Price Target	**USD 145.00**

Why UNDERWEIGHT?

Now that CTAS has terminated acquisition talks, UNF's acquisition premium has diminished and the current stand-alone trajectory will likely produce similar results to what we've already seen – i.e., poor organic growth and slow progression on strategic objectives.

Upside case	**USD 190.00**
UNF delivers +MSD top-line growth even as elevated pricing subsides due to benefits of CRM implementation and LDD bottom line. An ~21.5x multiple, with ~10% upside to our CY26 numbers gets us to our upside scenario.	

Downside case	**USD 102.00**
A macro slowdown drives CY26 EPS estimates down -10%. On a lowered 16x multiple, gets us to our downside scenario.	

Barclays equity research.



Equity Research
U.S. Business & Professional Services
26 November 2025

The points made by Engine Capital in its letter yesterday (and likely supported by River Road's 6.1% stake as well), echo those that we have repeatedly made again and again - most recently in April when we said that **CTAS was the only real choice (OW) in Uniforms; and Moved UNF to UW, alongside VSTS**. Figures 2 - 3 illustrate the substandard performance of the company (poor organic growth, low margins) for a long time with no real inflection point or signs of material progression on strategic objectives. We think UNF's indicated inflection point of FY'27 - for targeting MSD growth and High-teens Adj. EBITDA margins are unlikely to be achieved - especially as uncertainty mounts and the operating environment gets potentially more challenging (i.e. all the tariff noise, weak wearer numbers, and ERP/tech transition headaches that UNF management has called out more recently). Put another way, our quick math on the $275/share offer was an implied EPS of ~$11-$13+ (assuming a P/E multiple of 20x-25x (generous and clearly reflects an M&A premium optionality). We don't get near those numbers in our published UNF model that goes out to F'28E (we are at $8.58 vs. Bloomberg consensus $8.92[2]) and would need to add 1-2 years at the very least to potentially even get there. Also, management has said all along that ERP implementation benefits (150-250 bps) are not expected to be realized until late F'27 or in F'28; and we are unclear if you can afford that amount of time.



FIGURE 2. Prior to CTAS's January 2025 offer, UNF's average +/- 20x P/E more than likely reflected an M&A premium; without that, the pre-2017 avg of ~15x could be tested

The Board Is Not Aligned with Shareholders – We Could Not Find <u>One Single Instance</u> of Insider Buying by Directors, Including CEO Sintros

- During our conversation with directors, when we questioned why the Board had repeatedly rejected offers from Cintas, Mr. Nowicki (who is slated to become Chair of the Company) told us that the Board believes there is significant upside in the standalone plan. We then asked why, if the Board has such a confidence in the standalone plan, hasn't he or the other directors purchased a single share of UniFirst in the market, ever. **<u>Mr. Nowicki remained silent.</u>**

- As far as we can tell, not a single Board member, Trustee, or member of the management team has bought shares in the open market, <u>ever</u>. We can't remember a situation this extreme.

- However, millions of dollars worth of UniFirst shares have been sold in the open market by Board members, trustees, and members of the management team.

- The gap between rhetoric and action is glaring. While Board members receive stock as part of their compensation, that is not the same as investing their own capital. In our experience across numerous public boards, true alignment comes from directors buying shares with their own money. Institutional investors also draw a clear distinction between granted shares and those purchased personally.

- Shareholders are calling for UniFirst to explore strategic alternatives, yet the Board refuses to initiate a value-maximizing process, claiming the Company's operating plan will generate more upside.

- <u>In our opinion, it is hard to reconcile that position with the Board's unwillingness to invest personal capital in a significant way.</u>

IV. POOR CAPITAL ALLOCATION

The Board's Capital Allocation Decisions Have Failed to Deliver Value for Shareholders. Given its Track Record, the Board Has Lost the Right to Allocate Capital for Shareholders. It Should Not Pursue Additional Acquisitions at this Time.

($ in millions)

Between 2019 and 2025, the Company invested over $1.4 billion in capital expenditures and acquisitions, yet adjusted EBITDA fell by roughly $4 million during the same period – and is projected to decline by over $21 million in 2026.



$1,418M

-$21M

M&A & Capex Spend
(2019 to 2025)

Incremental EBITDA
(2019 to 2026E)

Given their poor track record of value creation, we urge the current directors to not pursue any acquisitions until a comprehensive strategic review has been completed.

V. **Poor Operational Execution**

The Board Has Overseen Underwhelming Organic Growth

UniFirst's organic growth has consistently lagged Cintas – and the gap has only widened in recent years.



Organic Growth

UNF's organic growth rate vs. CTAS has widened!

7.5%

2.6%

Cintas — — UniFirst

"When you take away the large price increases and the M&A, the underlying business is going backwards. I don't see how they can get to 5% growth rates. I just can't see it without increasing their pricing materially, which isn't an option anymore."

Former UniFirst employee

Company filings, public materials. UniFirst organic growth represents the fiscal year organic growth rates for Uniform & Facility Services Solutions segment for 2025 & 2026 and the Core Laundry Operations segment from 2019 to 2024.

ΔEngine
CAPITAL

Under the Board's Oversight, Margins Have Fallen and Corporate Overhead Has Become Bloated

UniFirst's operating margins, which reached 12.8% in 2019, have since eroded significantly – in stark contrast to Cintas, which has steadily enhanced its profitability.



EBIT Margins

UNF's margins are expected to be ~1,660 bps below Cintas in 2026!

23%+

6.4%

— Cintas — UniFirst

Despite years of investments that were supposed to boost efficiency, UniFirst's margins have deteriorated and the gap with Cintas has materially widened.

Company filings, public materials.

Under the Board's Oversight, Margins Have Fallen and Corporate Overhead Has Become Bloated (Continued)

- Since 2019, corporate expenses have ballooned from roughly $165 million to $273 million in 2024, representing a compound annual growth rate exceeding 20% – far outpacing the Company's revenue growth.

- Over this period, the corporate office has expanded dramatically, fostering a top-down culture where initiatives appear driven by the need to justify headcount rather than to support field operations.

- Departments that were once lean and effective have become bloated:
  - Purchasing, which historically operated with 6-to-7 employees, now has nearly 20.
  - HR, once a modest 6-to-7-person function, has swelled to over 50 employees.
  - Field leaders express growing frustration with HR, which increasingly attempts to control operations under the guise of compliance, rather than supporting operational performance.

- It is telling that these areas – HR and Purchasing – have expanded most aggressively since Mr. Croatti's passing, likely reflecting Cynthia Croatti's influence, given her prior roles in both functions.

Based on our due diligence, it is evident that the corporate organization is overbuilt, disconnected from operational realities, and in urgent need of restructuring.

Company filings, public materials.

Execution Failures and a Lost Decade of Technology Investment Mismanagement

- Since 2012, management has allocated considerable capital and employee resources to IT modernization efforts yet has not executed effectively against these initiatives.
  - The Company's initial initiative, the Unity 20/20 CRM project, aimed to improve functionality, information flow, and automation in UniFirst's customer service. However, management concluded the project could not be completed and recorded a $55.8 million non-cash impairment charge in Q4 2017.
  - Shorly after, management launched its newest CRM initiative in 2018. Since then, the Company has spent over $200 million on new CRM investments, with the system going live in 2024, yet shareholders have seen no measurable benefit.
- We estimate that over the past decade, UniFirst has invested more than $450 million in CRM and ERP modernization efforts with no tangible benefits for shareholders!
- Despite these investments failing to produce tangible operational improvements, management plans to deploy an additional $85–100 million to complete the ERP update.
- The Company suggests that the ERP project will lead to cost savings by 2028, but we and many former employees are skeptical and view it as a last-ditch effort to justify the tremendous spend.

"This ERP implementation will only level the playing field and bring UniFirst into the 21st century. It won't enhance the P&L. Just look at their CRM, it has been live and there has been no financial improvement."

Former UniFirst Employee

- Ironically, these repeated "modernization" efforts have only made the IT architecture more complex and difficult to maintain, reducing efficiency and providing management with yet another excuse for the Company's margin decline.
  - After more than a decade and hundreds of millions of dollars invested, UniFirst's core operating system still runs on outdated AS400 technology – a decades-old platform patched together with various add-ons to fill functionality gaps.
- Despite repeated assurances that the new CRM would streamline driver workflows and enhance customer retention, the opposite has occurred.
  - Customer churn has increased from roughly 8% historically to about 9% today, well above that of Cintas, which operates closer to 6.5%.
  - Ironically, management has partly blamed this elevated churn on the CRM rollout itself, with the rest of the issues caused by aggressive pricing tactics that have driven many customers to rebid contracts with competitors.

Despite substantial investments, UniFirst's technology initiatives have increased operational complexity and hurt business performance.

Company filings, Engine estimates.

Low Morale and a Fractured Culture Are Directly Eroding UniFirst's Operational Performance

- Former employees lamented the loss of the family-oriented culture that made UniFirst special for so long under Ron Croatti's leadership. They consistently describe a sharp cultural shift following his passing and the subsequent appointment of Mr. Sintros as CEO.
  - Under Ron Croatti's leadership, UniFirst fostered a close partnership between corporate leaders and field managers, with senior executives deeply involved in day-to-day operations.
  - That hands-on, collaborative culture has since dissipated. Today, senior management increasingly views operational engagement as beneath them – limiting interaction with the field and focusing instead on top-down strategy.

> ***"Ron was constantly on the road visiting locations, while Steve manages the Company from the corporate office, seldom engaging with the field"***

Former UniFirst Employee

- As a result, the corporate office has grown isolated from the front lines, with executives operating in silos and delegating day-to-day operating responsibilities to lower-level managers.

- This detachment has led to weak alignment, poor accountability, and a widening disconnect between leadership, operations, and the field. Unsurprisingly, the Company's performance reflects these negative changes.

UniFirst's once strong, family-oriented culture and high morale have eroded under weak governance, leaving employees disengaged and leadership unaccountable.

Company filings, Engine estimates, Engine due diligence.

Low Morale and a Fractured Culture Are Directly Eroding UniFirst's Operational Performance (Continued)

- The recent appointment of Chief Operating Officer Kelly Rooney represents a notable break from UniFirst's long-standing practice of promoting from within.

- Historically, internal advancement served as a powerful motivator for field leaders. However, this external hire – coupled with the decision to fill three recent VP openings with external hires – has sent a discouraging signal to the more than 70 general managers who once viewed those roles as attainable career goals.

- Not surprisingly, morale across the field organization has suffered significantly. Many current and former employees have also questioned the logic of appointing Ms. Rooney – a former Chief Human Resources Officer – as COO, given UniFirst's long-standing technology challenges, the complexity of its ERP implementation, and the operational intricacies of the business.

- Making matters worse, management recently divided the Company into two groups of five regions and elevated two inexperienced VPs into senior leadership roles – both reporting directly to Ms. Rooney.

- The Company's efforts to centralize various functions have added unnecessary complexity to business processes, creating frustration for both customers and employees.
  - For example, Accounts Receivable, once managed locally, was centralized following the rollout of new software. The system is reportedly outdated, forcing the Company to hire additional IT and finance staff just to maintain it. Even simple tasks, such as processing a credit card payment, now require customers to contact corporate, adding needless steps and wasting valuable time.

> **Rather than empowering proven leaders with deep institutional knowledge, the Company has centralized decision-making in the hands of individuals who lack both the operational expertise and the credibility needed to inspire the organization.**

△Engine CAPITAL   Company filings, Engine estimates, Engine due diligence.

VI. THE PATH TO ENHANCED VALUE CREATION AT UNIFIRST

Our Vision to Save UniFirst Begins With Strengthening the Board by Adding Two Directors Who Possess Relevant Expertise

Our director candidates are committed to acting in shareholders' best interests and working diligently to improve UniFirst's glaring governance deficiencies, capital allocation issues, and financial performance by encouraging the Board to take actions that include:



Enhancing governance practices, including the elimination of the dual-class share structure and de-staggering of the Board



Establishing a special committee of independent directors to review strategic alternatives for UniFirst



Improving capital allocation and financial performance

Given the controlled nature of the Company, this proxy contest is about sending a message to the Board and the Croatti Trustees that the standalone path is not tenable and that the Board needs to immediately initiate a review of strategic alternatives.

Arnaud Ajdler

Mr. Ajdler will bring extensive public company director experience, as well as a shareholder perspective and finance expertise.



∆**Engine**
CAPITAL

- ✓ Founder, Managing Member and Portfolio Manager of Engine Capital LP, a value-oriented special situations New York-based hedge fund.

- ✓ Previously served as Senior Managing Director and Partner at Crescendo Partners, an activist investment firm.

- ✓ Previously taught value investing as an adjunct professor at the Columbia Business School.

- ✓ <u>Significant public company board experience includes:</u>

  - ✓ Former Chair of the Compensation Committee of Hill International, Inc. (formerly NYSE: HIL).

  - ✓ Former Chair of the Corporate Governance and Nominating Committee and member of the Audit Committee of Charming Shoppes, Inc. (formerly NASDAQ: CHRS).

  - ✓ Former member of the Audit Committee of Imvescor Restaurant Group Inc. (formerly TSX: IRG).

  - ✓ Former member of the Compensation Committee of Stewart Information Services Corporation (formerly NYSE: STC).

  - ✓ Former member of the Compensation and Human Resources Committee of O'Charley's Inc. (formerly NASDAQ: CHUX).

Michael A. Croatti

Michael A. Croatti is one of Ron Croatti's children. He brings considerable operational expertise, an intimate understanding of UniFirst's business, and strong relationships across the industry. His experience positions him to help unlock shareholder value and steward a process that honors the Company's legacy.



✓ Consultant to UniFirst since January 2025 and private investor in a number of private businesses

✓ Since joining UniFirst in 1987, Mr. Croatti held positions of increasing responsibility in production, service, engineering, and sales, most recently serving as Executive Vice President of Operations from 2019 until December 2024.

✓ Previously served as Vice President, Operations from 2015 to October 2020, Senior Vice President, Service from 2012 to 2015, and Vice President, Central Rental Group, from 2002 to 2012.



✓ Prior to 2002, Michael held various operational positions within the Company.

✓ Mr. Croatti has served on the board of trustees of Rivier University since 2017.

✓ Mr. Croatti received an M.B.A. from Rivier University and B.S. in Finance from Arizona State University.

Engine Opposes the Reelection of Joseph Nowicki and Steven Sintros

Mr. Nowicki and Mr. Sintros have overseen poor operating performance and poor TSR. More importantly, they have refused to engage with credible buyers over multiple years. Mr. Nowicki is also chair of the Audit Committee at a time when the Company has material weaknesses.

Joseph Nowicki
Director Since: 2022
Other Public Boards: Yes

- Chair of the Audit Committee. We note that the material weaknesses at UniFirst since 2022 are still unresolved and took place under his watch.
- Former Chief Financial Officer of Beacon Roofing Supply, Inc. and previously CFO of Spartan Motors, Inc.
- Incoming Chair.
- Term was scheduled to expire in 2027 but was put up for re-election in 2026 because the Board still hasn't announced its seventh director!

On paper, Mr. Nowicki could be an appropriate director. In practice, he has approved poor governance decisions and has refused to engage with potential buyers.

Steven Sintros
Director Since: 2017
Other Public Boards: No

- CEO of UniFirst. Prior CFO of UniFirst.
- Has overseen significant value destruction and poor operating performance during his tenure.
- No other public company board experience.
- **While we are critical of Mr. Sintros' performance, merely replacing him as CEO would not address UniFirst's underlying challenges. Therefore, we are not asking for his replacement as CEO at this time.**

When considering UniFirst's current challenges, we believe it is more important to have independent directors in the boardroom than to keep the CEO on the Board. If removed from the Board, we would support adding Mr. Sintros back to the Board.

This is a no-risk vote for shareholders. Given the controlled nature of the Company, these directors will be re-elected. This vote is about sending a message to the Board and the Croatti family that the status quo is not tenable.

Engine Capital

Company filings.

UniFirst's Board Has Extremely Limited Public Board Experience and Financial Sophistication

Six of UniFirst's seven directors have no prior experience serving on another public company board. Additionally, Cynthia Croatti and Michael Iandoli have been on the Board for 30 years and 18 years, respectively.



Cynthia Croatti
Director Since: 1995
Other Public Boards: No

- Special consultant and advisor to the Company's CEO and Senior Leadership Team.
- Former EVP at UniFirst.
- Daughter of Aldo Croatti and Sister of Ron Croatti.
- First recipient of the "Cynthia Croatti Leadership Award."
- **No other public company board experience.**

Except for her last name, it is not clear to us what qualifications Cynthia brings to this Board. Stale director being on the Board for 30 years.



Michael Iandoli
Director Since: 2007
Other Public Boards: No

- Consultant with various businesses in the areas of staffing and managed service programs.
- Previously served as Chief Executive Officer of PEAK Technical Staffing USA, a provider of technical staffing, from 2013 to 2020.
- **No other public company board experience.**

No relevant experience for UniFirst. Stale director being on the Board for 18 years.



Sergio Pupkin
Director Since: 2022
Other Public Boards: No

- Previously served as Senior Vice President and Chief Growth and Strategy Officer at Sealed Air Corporation.
- Director at two private companies.
- **No other public company board experience.**

On paper, Mr. Pupkin could be an appropriate director. In practice, he has approved poor governance decisions and has refused to engage with potential buyers.



Cecilia McKenney
Director Since: 2024
Other Public Boards: No

- Senior Vice President and Chief Human Resources Officer at Quest Diagnostics Incorporated.
- Prior roles at other companies primarily in HR.
- **No other public company board experience.**

Lack of relevant operational experience. Ms. McKenney has approved poor governance decisions and has refused to engage with potential buyers.

Conclusion: At This Year's Annual Meeting, Shareholders Can Send a Message to the Board and the Croattis: Improve Governance and Initiate a Review of Strategic Alternatives – the Status Quo Is Untenable

"This is not a winnable fight given the dual-class share structure, which gives the Croatti family control over 70% of the vote with only an economic interest of ~19.6% of the Company.

Instead, this election is a referendum on a governance structure that is no longer in the best interests of shareholders. It is a referendum on whether the Board is fulfilling its fiduciary duties and working for all shareholders, something we are questioning given the Board's refusal to engage with credible buyers. Shareholders can send a clear message to the Board and the Croatti family that change is required."

Arnaud Ajdler, Managing Member of Engine Capital

Vote FOR Engine's nominees on the BLUE universal proxy card and WITHHOLD on incumbent directors Steven S. Sintros and Joseph M. Nowicki.

THANK YOU